



trashcan.



Covanta Holding Corporation
2009 Annual Report

Covanta is an internationally recognized owner and operator of Energy-from-Waste and renewable energy projects. Our state-of-the-art facilities convert municipal solid waste into clean, renewable energy for communities around the world.

trashcan do alot.

When your garbage pail is full, it's full of potential. Everyday, you are throwing away an amazing resource, if handled properly. Using a process called Energy-from-Waste (EfW), trash can be converted into things we need in increasing quantities, like steam, electricity, and recycled metals. In addition to providing renewable, clean energy, EfW has environmental and economic benefits. Here is a look at some of the things that trash can do.


trashcan
powercities.



Converting everyday trash into clean, renewable, and reliable electricity–what a remarkable idea. To take the thing we have too much of, no longer need, and definitely don't want, and convert it into the thing we need in abundance! The global population is projected to reach nine billion by 2050. More people means not only more waste, but a significantly greater demand for energy. Add the issue of climate change and you have an urgent need for electricity that is reliable 24/7, renewable, and environmentally friendly.

A single kitchen bag of trash has the potential to keep a compact fluorescent light bulb aglow for approximately four days. Of course Covanta's technology works on a slightly larger scale: at our current capacity, we can convert more than 20 million tons of common trash into enough electricity to power the homes of Philadelphia and Washington D.C., year in and year out.


trashcan
preserveland.



250 million tons of trash is buried in the U.S. every year—approximately one-quarter of the world's landfilling. If that same trash were concentrated in the National Mall in Washington, D.C., it would be deep enough to bury the Washington Monument. But spreading it out in landfills over thousands of acres does not make it less offensive. In truth, it makes it more difficult to monitor for human health and environmental impacts and easier to ignore until it becomes a problem for future generations. Landfills are not just an eye-sore, they can pollute the ground water and they are known to be one of the largest man-made emitters of methane—a greenhouse gas (GHG) 20+ times more potent than CO_2. Landfilling is simply not a sustainable solution. That is why the preferred waste hierarchy in the U.S. and Europe provides that after recycling, trash should be processed in modern EfW facilities to generate energy.

In developed countries outside the U.S., landfilling is largely being scaled down. The European Union (EU) has issued a directive targeting a 65% reduction in the landfilling of biodegradable waste by the year 2020. If the U.S. implemented similar sustainable policies to replace landfills with recycling and EfW, we could reduce GHG emissions by 250 million tons per year while generating over 100 million megawatt hours; an 80% increase to the nation's current non-hydro renewable electricity. In addition to preserving land, that would be a meaningful contribution towards lowering America's GHG emissions and increasing renewable electricity production.


trashcanoffset

Let's clear the air about one thing—today's EfW facility is not your grandfather's soot billowing incinerator. Thanks to advanced technology, much of which was pioneered by Covanta, EfW is now an efficient, high-tech operation that helps communities reduce their carbon footprint. The EPA states that modern EfW facilities "have less environmental impact than almost any other source of electricity."[1]

Every ton of municipal waste processed in our facilities offsets an equivalent ton of GHG emissions. Last year alone, Covanta's 45 facilities converted enough trash to prevent more than 20 million tons of greenhouse gases from entering the atmosphere. And in Lee County Florida, we operate the first EfW facility in the U.S. to sell carbon credits on the voluntary market. In 24 years of operation, our total carbon offset has exceeded 250 million tons—the equivalent of pulling 43 million cars off American highways for a year. That's a clean feat!

CO_2 emissions.

1 Office of Solid Waste and Emergency Response, the United States Environmental Protection Agency, February 14, 2003, as cited on the Energy Recovery Council website: http://www.energyrecoverycouncil.org/userfiles/file/epaletter.pdf

trashcancreate greenjobs.



John Snyder, Lead Instrument and Electrical Technician, amid the buzz at Mission Control, in Lee County's Covanta-operated facility.

1 *Jobs Impact of a National Renewable Electricity Standard,* Navigant Consulting, Inc., February 2, 2010.

One of the best things about EfW is that it's local. It returns clean, renewable energy in the form of steam and electricity back to the same community that provides its fuel. This circle-of-service is both environmentally sound and economically beneficial. EfW provides good jobs for local citizens; jobs that cannot be exported. According to a recent study[1] commissioned by the RES Alliance for Jobs, a coalition of major companies in the renewable industry of which Covanta is a member, a 25% U.S. Renewable Electricity Standard by 2025 will result in 15,000 more Energy-from-Waste related jobs.

Institutions such as the World Economic Forum recognize the importance EfW plays in reaching renewable energy goals and the associated socio-economic benefits of increasing energy derived from renewable sources. Legislative bodies around the world have initiated policies and targeted specific funding to support the growth of local green jobs in the renewable sector.

Each new EfW facility has the potential to generate about $1 billion in direct and indirect economic activity, providing up to 1,000 construction jobs and as many as 100 permanent jobs. In addition, these facilities purchase many goods and services locally, further supporting the community.





Combustion of fossil fuels for energy is a main human contributor to global warming. Eighty-six percent of the energy production in the world comes from fossil fuels—oil, coal, and natural gas. In fact, half of the electricity produced in the U.S. is derived from coal. According to the EPA, burning coal for electricity production is the leading source of global warming pollution in the U.S., contributing a full 32% of CO_2 emissions—more than gasoline and diesel combined.

Experts agree, we need to accelerate our use of clean, renewable energy sources. Energy-from-Waste is here now, already working to relieve us from our reliance on fossil fuels for power generation. Currently in the U.S., EfW prevents the mining of 7.5 million tons of coal every year. The Global Roundtable on Climate Change has declared that "the power sector can be gradually de-carbonized by shifting increasing proportions of electricity production to non-carbon fuels, this includes options such as…waste-to-energy, and/or biomass".

trashcan
reduce
dependenceon
fossilfuel.

covantacan.


COVANTA
ENERGY

David Martin, Jim Delaney and Sean McCarthy looking toward a bright future for Covanta's new EfW facility in Dublin, Ireland.

Yes, trash can do a lot, and nobody can do it better than Covanta Energy. Covanta is the world's largest owner/operator of EfW facilities, delivering clean, renewable energy around the clock and across the globe. In America alone, we process 65 percent of the EfW volume—more than 6 percent of all municipal solid waste post-recycling—which generates in combination with our biomass facilities, approximately 8 percent of America's non-hydro renewable electricity. And in the process, we send 400,000 tons of metal to be recycled, metal that would have otherwise ended up in a landfill. Energy-from-Waste is not just smart and beneficial, it is relevant and timely in addressing three of the world's most critical challenges: climate change, energy diversity and job creation. Covanta is passionate about the importance of EfW and we stand fast in our commitment to be not just the world's largest, but the world's best EfW company. Every day, Covanta's more than 4,000 employees work to maximize the value we provide to our client communities, our shareholders, and to the planet at large.



dear shareholders: this annual report marks the close of an amazing decade in Covanta's history—one full of realized dreams, remarkable accomplishments, and rapid growth. But more importantly, as a new decade dawns, Covanta is poised to begin an even more exciting era.

We have always believed that creating *Energy-from-Waste* (EfW) is universally valuable, that we are the best in this business, and that our long-term strategy for growth is sound. Nothing tests the soundness of these assertions quite like the volatile economic and political environment of the past few years. Bolstered by the stability of our base business and propelled by the judgment and dedication of our people, we fought against stiff economic headwinds to provide reliable service for our clients and solid financial results for our shareholders. And, far more than holding our own, we made significant progress on a number of fronts: we strengthened our balance sheet, deployed new technologies, completed strategic acquisitions, broke ground on new EfW capacity and gained traction on a robust growth pipeline—a pipeline that will propel us well into the next decade.

Today EfW is widely recognized as carbon negative, a source of renewable energy and a means of waste disposal that is far superior to landfilling once the three R's of reduce, reuse and recycle have been applied. Policies in Europe are fostering growth, and support for similar policies is gaining traction in the United States. By way of telling our story, this year's annual report explores all the things that trash can do. This theme captures the optimism and "can-do" spirit that drives Covanta on a daily basis.

2009: A Year of Progress and Promise

Growth and Development

The pursuit of growth above and beyond organic growth in our base business can be categorized one of three ways: development projects, acquisitions, and expansions. 2009 saw robust activity on all three fronts.

Europe currently represents our most vibrant growth market. The EU Landfill Directive, adopted "to prevent or reduce the negative effects on the environment from the landfilling of waste,"[1] mandates a 65% reduction of landfilling of biodegradable waste by the year 2020.

How Energy-from-Waste Works: Municipal waste is delivered to our facilities and transferred to a combustion chamber where self sustainable combustion is maintained at extremely high temperatures. The heat from that process boils water to create steam which is either sold as is or, in most cases, used to drive a turbine, generating the electricity we sell. Ash is processed to extract metal for recycling. All gases are collected, filtered and cleaned before being emitted into the atmosphere.



Recognizing the deleterious environmental effect of landfills—in particular the release of methane, a greenhouse gas at least 20 times more potent than CO_2—many EU countries have levied significant landfill taxes to send an unmistakable signal that recycling and EfW in combination constitute a preferred approach to waste management and an important component in the battle against climate change. The United Kingdom (UK) alone estimates that the utilization of EfW will increase from 9% to 27% by 2020, requiring an additional 10 million tons of EfW capacity.[2]

Covanta has made a significant investment of financial and human capital in Europe and the UK, and has made its mark as a serious participant in this EfW market. In December of 2009, we broke ground on a new facility in Dublin, Ireland with a capacity of up to 600,000 tonnes per year. This €350 million project being undertaken in partnership with the Dublin City Council (DCC) is scheduled to come on line in 2013 and will be owned, operated, and maintained by Covanta under a 25-year contract with DCC. By handling post-recycled waste, this facility perfectly complements Dublin's recycling efforts and serves as a key component of an environmentally and economically sustainable waste management program. In short, it will be our marquee project in Europe, further establishing Covanta as the premier developer, builder, and operator of Energy-from-Waste facilities.

We are also making good progress in the UK—pursuing both municipally sponsored competitive bids and merchant development projects. After years of ground work, we've advanced to the final round of several competitive public procurements, with additional bids in earlier phases. Most of these will be decided in the next two years with the outcome shaping the EfW industry in the UK for decades. Our development work also continues on a few exciting merchant opportunities in the UK, where we are working outside of the municipal bid process to pursue private sector opportunities.

In North America we acquired Veolia's EfW business, expanding our operating base by 25%, adding seven EfW facilities, one transfer station, and more than 400 highly qualified and energized employees. This $450 million transaction further cemented our global leadership in Energy-from-Waste.

Additional acquisitions last year included two transfer stations in Philadelphia and a minority stake in an EfW facility in Detroit. We have also been selected as the winning bidder on a greenfield EfW project outside of Toronto.

On the expansion front, we celebrated the completion of the $100+ million expansion of the Hillsborough County, Florida facility in October. We are particularly proud of the new, low-nitrous oxide (NO_x) technology we installed in that facility, which continues our tradition as an industry pioneer in the push towards lower emissions. In December, we broke ground on the expansion of

1 The Council Directive 99/31/EC of 26 April 1999. http://www.defra.gov.uk/environment/waste/strategy/legislation/landfill/index.htm

2 Louise Gray, The Telegraph, January 28, 2009. http://www.telegraph.co.uk/earth/environment/4374794/Energy-from-waste-could-provide-a-fifth-of-the-UKs-electricity-needs.html

"Our EU energy commitments for 2020 become more realistic and achievable if more of the UK's 'waste' is used as fuel resource in EfW plants, which can be designed to produce electricity, heat and/or transport fuels."

***"Energy from Waste—A Wasted Opportunity"* Institution of Mechanical Engineers, November 2008**

our H-POWER facility in Hawaii. This $300+ million expansion is being funded by our client, the City and County of Honolulu. When complete, our tenure as facility operator will be extended for 20 years and the community will own an amazing asset that uses garbage to produce 6% of the electricity needed to power the island of Oahu.

In China we began our first two construction projects—an 1,800 tonne-per-day facility in Chengdu, Sichuan Province and a 350 tonne-per-day facility in Taixing, Jiangsu Province. Our disciplined approach to identifying and pursuing sound, long-term partnerships in the Asian market also continues.

Policy Update

Support for boosting renewable energy production gained ground in the past year and Energy-from-Waste has been clearly identified as part of the solution in combination with high levels of recycling. The World Economic Forum recommends EfW as one of the ten large-scale technologies to reduce greenhouse gas emissions[3] and the U.S. Council of Mayors also endorses EfW. In June 2009, the landmark Waxman-Markey bill (the American Clean Energy and Security Act) passed in the U.S. House of Representatives. This ambitious legislation addresses renewable energy and climate change, recognizes EfW for its environmental benefits as renewable energy, and exempts EfW from cap and trade provisions as a net reducer of greenhouse gas. Senator Bingaman's energy bill also defines EfW as renewable, and Senator Boxer's climate bill also exempts EfW from carbon caps for the same reason. There is optimism now in many circles that renewable energy legislation will be passed by Congress this year. And, while climate change policy may or may not pass at the same time, we continue actively advocating for EfW to be recognized as part of the solution. In fact, Covanta made a compelling presentation in Copenhagen regarding the potential greenhouse gas reduction benefits of widespread adoption of comprehensive waste management policies, supporting recycling, EfW, and less landfilling. The potential benefit is enormous—on the order of magnitude of one gigaton of carbon reduction—the equivalent of shutting down nearly 1,000 large coal fired power plants.

A drastic reduction in landfill usage is low hanging fruit in the fight against climate change and ought to be pursued aggressively.

Extending Our Long-Term Client Partnerships

The foundation of our business is creating mutually beneficial relationships with the municipal clients we serve. We measure our relationships in decades—for example we were originally awarded an operating contract by Hillsborough County Florida in 1984 and they recently extended our contract to 2027. We are enormously gratified that every client that has come to the end of its initial long-term contract—14 in all—has chosen to extend its relationship with us. This outstanding achievement is a tribute to the performance of our

3 Green Investing 2010: Policy Mechanisms to Bridge the Financing Gap, was published by the World Economic Forum in January, 2010.

Renewable Energy Land Footprint Measured in acres, EfW is one of the most efficient uses of land per megawatt (acres/MW) among current renewable energy solutions. Covanta's facilities require an average of .7 acres/MW of electricity compared with 8 acres/MW for solar, 18 acres/MW for wind, and 27 acres/MW for landfill gas to energy based on average capacity over 30 years.

- Covanta Energy-from-Waste
- Solar Power
- Wind Power
- Landfill gas to energy



people, our plants, and to the vision of the municipalities that we serve.

As we extend these contracts we are adjusting to our clients' desires and market realities, including the end of an era in the U.S. marked by long-term fixed-price electricity sales contracts. These contracts are being replaced by a liquid market with power offtakers and short-term market participants. We are managing this increased energy market exposure, utilizing an arsenal of operational, contractual and regulatory tools available to obtain the best mix of price and predictability. We continue to believe the energy markets hold far more upside than downside for Covanta and we expect energy prices will increase faster than inflation over the long-term.

Financial Performance

The recession made 2009 a very challenging year—our revenues, at $1.6 billion, declined 7%—and yet, at $345 million, our Free Cash Flow generation[4] has never been higher. This is the metric on which we rely most heavily as an indicator of our liquidity and overall performance. Given that we experienced a dramatic pullback in energy and recycled metal prices, as well as a small drop in waste disposal pricing, this achievement is a testament to the strength and resiliency of our business.

We reinvested all of this cash—and more—back into the business. Specifically, we deployed over $300 million acquiring strategic assets, began to fund construction in Dublin and invested in R&D activities. In addition we paid down $190 million in debt, thereby strengthening our balance sheet.

Looking Ahead

We are in an enviable position; leading an industry that will help address three of the planet's most pressing problems: environment, energy and the economy—and we have the financial strength and expertise to capitalize on this position to create shareholder value. Over the next five years, we will continue paying down existing project debt to strengthen our balance sheet, after which we will still generate approximately $200 million per year in cash for investment in a robust EfW development pipeline. This investment can be leveraged with project debt to achieve attractive returns on $2 to $3 billion in capital projects.

We're excited about our EfW development prospects. We also appreciate the time consuming and complex nature of the process which requires various permits and third party approvals. By its nature, this calls for patience, care, and communication to help establish what we hope will be a long and fruitful relationship. When successful, it opens the door for substantial investment that will benefit our client communities and add material value for our shareholders. This development effort, coupled with opportunistic acquisitions and our Clean World Initiative, represent the steps we are taking now to lay the foundation for our long-term success.

4 Non-GAAP Financial Measure. Please see reconciliation on page 21.

Renewable and Reliable Energy EfW is clearly one of the most reliable renewable energy sources. Wind and solar are intermittent, producing only when the wind blows or the sun shines. EfW produces 24/7, offsetting the need for baseload coal fired power plants which typically operate around the clock.



Energy-from-Waste (Above 90%)
Wind Power (25–40%)
Solar Power (14–24%)

Percentages represent capacity factor (actual power produced/maximum power at nameplate).

Parallel Initiatives

To grow our business, we must also continually work to be better: better operators and better corporate citizens. 2009 saw progress on those fronts as well.

Safety & Health

Our number one resource at Covanta is our people. Recognizing that, we have always held safety as one of our core values. We were early adopters of various worker protection programs and in October of 2009, we introduced a new program we call STEP-UP, which stands for Safety Today and Everyday is Paramount—Unleash the Power. We are rolling out STEP-UP across our entire platform as an investment in our people and our business, and our goal is to have the most advanced safety culture anywhere.

Our commitment to the OSHA Voluntary Protection Program (VPP) continues unabated, and in 2009 we added five facilities to close out the year at 32. Our goal is to have all of our domestic facilities obtain the coveted VPP Star.

The Environment

The U.S. Environmental Protection Agency (EPA) considers Energy-from-Waste to be a "clean, reliable, renewable source of energy."[5] Year in and year out, our EfW facilities collectively operate for hundreds of thousands of hours, achieving environmental compliance at a rate of 99.9%. Some may view this as a job well done, but when we look at that figure, we see room for improvement. To our way of thinking, nothing short of total compliance is acceptable and we don't stop there; we're continuously working to further reduce our environmental footprint.

Central to our environmental efforts is our Clean World Initiative (CWI). Established in late 2007, CWI is moving our company beyond compliance toward a more ambitious role of steadily reducing the environmental impact of our company and our industry. Our EfW facilities routinely achieve emission levels 60% to 70% below the established requirements of the U.S. EPA. Covanta has set a new industry standard for low NO_x emissions with our LN™ technology, which has been installed at several facilities to successfully cut those emissions in half. Accomplishments of this magnitude serve to inspire us rather than satisfy us. We continue to explore further reduction of NO_x and other emissions, and are in pursuit of entirely new innovations, such as turning waste into diesel fuel. It is in our nature to be intellectually curious about the possibility of building a better EfW mousetrap—and it serves our customers and shareholders as well.

In addition to its technology focus, CWI has an exciting grassroots component. An example is our collaborative *Fishing for Energy* program. Since its inception in 2008, *Fishing for Energy* has collected more than half a million tons of sunken or derelict fishing gear in waters off the U.S. coasts. Approximately two-thirds of this gear was converted to clean energy using EfW, with the remaining third going to a scrap metal recycling partner. Another

5 Energy Recovery Council, http://www.wte.org/userfiles/file/epaletter.pdf

"There's been a real evolution in the optimal strategy of dealing with trash over the last several decades. The modern incinerators are much cleaner than they've been in the past and have remarkable ability to generate energy."

Daniel Esty, co-author of the book "Green to Gold" and former adviser to President Obama on environmental policy, as quoted in the article "Trash-burning plant due for green upgrade," *The Record-Journal,* October 31, 2009.

example of our grass-roots activity is our mercury recycling program, which we run in conjunction with many of our clients. In the past year, our mercury recovery program prevented over 500 pounds of mercury from entering the waste stream by collecting and recycling elemental mercury and thousands of thermostats and thermometers. We are also involved in a number of climate change and sustainability initiatives, ranging from our early participation in voluntary emissions reporting, advocacy for a national bottle bill with the Container Recycling Institute, and work with the Product Stewardship Institute to reduce the health and environmental impacts of consumer products. Collectively, we believe that all of our Clean World Initiative pursuits are tied together by one common objective: to improve ourselves and our industry through sustainable practices—and ultimately contribute to a cleaner world.

Community

Though we cast our ambitions across a global spectrum, it is at the local level where we build and maintain the relationships that contribute to our success. Individual facilities conduct their own outreach endeavors, routinely offering educational facility tours, participating in community cleaning and greening activities, supporting local recycling programs, and participating in community boards, fund-raisers, and other local community events. We know that fostering relationships at this level is the right thing to do and we are happy to give back in those places where our employees live and work. And, at the corporate level, we work on nurturing strategic partnerships with national environmental organizations such as the National Fish and Wildlife Foundation, the National Oceanic and Atmospheric Administration and The Nature Conservancy, as we collectively fight to improve and protect the environment.

Looking Ahead

When you add it all up, it's pretty amazing what trash can do when you have a vision and the expertise to achieve it. As the EfW industry leader, Covanta has the know-how, technical depth and financial wherewithal to improve the environment, generate renewable energy and build the economy. And our "can-do" attitude drives us every day as we work to make our world cleaner and to realize our vision of a society in which waste is not wasted.



Samuel Zell
Chairman of the
Board of Directors



Anthony J. Orlando
President & Chief
Executive Officer

Selected Financial Data
Statements of Income Data

(In thousands, except per share amounts)
For the Years Ended December 31,

Operating Revenues	2009	2008	2007
Waste and service revenues	$ 919,604	$ 934,527	$ 864,396
Electricity and steam sales	580,248	660,616	498,877
Other operating revenues	50,615	69,110	69,814
Total operating revenues	1,550,467	1,664,253	1,433,087
Operating Expenses			
Plant operating expenses	946,166	999,674	801,560
Depreciation and amortization expense	202,872	199,488	196,970
Net interest expense on project debt	48,391	53,734	54,579
General and administrative expenses	109,235	97,016	82,729
Insurance recoveries, net of write-down of assets	—	(8,325)	—
Other operating expenses	47,968	66,701	60,639
Total operating expenses	1,354,632	1,408,288	1,196,477
Operating income	195,835	255,965	236,610
Other Income (Expense)			
Investment income	4,007	5,717	10,578
Interest expense	(38,116)	(46,804)	(67,104)
Non-cash convertible debt related expense	(24,290)	(17,979)	(15,377)
Loss on extinguishment of debt	—	—	(32,071)
Total other expenses	(58,399)	(59,066)	(103,974)
Income before income tax expense and equity in net income from unconsolidated investments	137,436	196,899	132,636
Income tax expense	(50,044)	(84,561)	(24,483)
Equity in net income from unconsolidated investments	23,036	23,583	22,196
Net Income	110,428	135,921	130,349
Less: Net income attributable to noncontrolling interests in subsidiaries	(8,783)	(6,961)	(8,656)
Net Income Attributable to Covanta Holding Corporation	$ 101,645	$ 128,960	$ 121,693
Weighted average common shares outstanding—basic	153,694	153,345	152,653
Weighted average common shares outstanding—diluted	154,994	154,732	153,997
Earnings per share of common stock–basic	$ 0.66	$ 0.84	$ 0.80
Earnings per share of common stock–diluted	$ 0.66	$ 0.83	$ 0.79

Balance Sheet Data

(In thousands)
As of December 31,

Assets	2009	2008	2007
Cash and cash equivalents	$ 433,683	$ 192,393	$ 149,406
Restricted funds held in trust	277,752	324,911	379,864
Property, plant and equipment, net	2,582,841	2,530,035	2,620,507
Total Assets	4,934,282	4,279,989	4,368,499
Liabilities and Equity			
Long-term debt	$ 1,437,706	$ 948,518	$ 937,084
Project debt	959,364	1,078,370	1,280,275
Total Liabilities	3,517,113	3,055,938	3,254,433
Total Covanta Holding Corporation stockholders' equity	1,383,006	1,189,037	1,073,293

Statements of Cash Flows Data

(In thousands)
For the Years Ended December 31,

	2009	2008	2007
Cash flow provided by operating activities	$ 397,238	$ 402,607	$ 363,591
Maintenance capital expenditures[(A)]	$ (51,937)	$ (60,639)	$ (55,483)
Pre-construction development projects	(13,233)	(1,208)	—
Capital expenditures associated with technology development	(5,008)	(5,882)	—
Capital expenditures associated with certain acquisitions	(1,353)	(17,126)	(12,121)
Capital expenditures associated with SEMASS fire	(2,088)	(3,065)	(18,144)
Total purchase of property, plant and equipment	$ (73,619)	$ (87,920)	$ (85,748)
Acquisition of businesses, net of cash acquired	$ (265,644)	$ (73,393)	$ (110,465)
Purchase of equity interests	(8,938)	(18,503)	(11,199)
Acquisition of land use rights	—	(16,727)	—
Acquisition of noncontrolling interest in subsidiary	(23,700)	—	—
Proceeds from the issuance of common stock, net	—	—	135,757
Proceeds from borrowings on long-term debt	460,000	—	949,907
Principal payments on long-term debt	(6,591)	(6,877)	(1,181,130)
Principal payments on project debt, net of restricted funds used[(B)]	(129,183)	(166,225)	(132,735)
Net increase (decrease) in cash and cash equivalents	241,290	42,987	(84,036)
Cash paid for interest	90,559	114,207	146,677
Cash paid for income taxes, net of refunds	8,737	20,934	19,856

Reconciliation of Cash Flow Provided by Operating Activities to Free Cash Flow

(In thousands)
For the Years Ended December 31,

	2009	2008
Cash flow provided by operating activities	$ 397,238	$ 402,607
Less: Maintenance capital expenditures[(A)]	(51,937)	(60,639)
Free Cash Flow	$ 345,301	$ 341,968

(A) Capital Expenditures primarily to maintain and extend the life of existing facilities.
(B) Principal payments on project debt are net of restricted funds held in trust used to pay debt principal of $55 million, $22 million and $31 million for the years ended December 31, 2009, 2008 and 2007, respectively. Principal payments on project debt excludes a project debt refinancing transaction related to a domestic energy-from-waste facility in 2009 ($64 million) and excludes principal repayments on working capital borrowings relating to the operations of our Indian facilities ($10 million).

Board of Directors and Executive Officers

Board of Directors

Samuel Zell
Chairman of the Board
Covanta Holding Corporation
Chairman of the Board
Equity Group Investments, L.L.C.

David M. Barse
President and Chief Executive Officer
Third Avenue Management LLC

Ronald J. Broglio
President
RJB Associates

Peter C.B. Bynoe
Partner
Loop Capital LLC
Senior Counsel
DLA Piper US, LLP

Linda J. Fisher
Vice President, Safety, Health & Environment and Chief Sustainability Officer
E.I. du Pont de Nemours and Company

Joseph M. Holsten
Chief Executive Officer
LKQ Corporation

Richard L. Huber
Managing Director, Chief Executive Officer and Principal
Norte-Sur Partners

Anthony J. Orlando
President and Chief Executive Officer
Covanta Holding Corporation

William C. Pate
Managing Director
Equity Group Investments, L.L.C.

Robert S. Silberman
Chairman of the Board of Directors and Chief Executive Officer
Strayer Education, Inc.

Jean Smith
Managing Director
Gordian Group, L.L.C.

Clayton Yeutter
Chairman of the Board of Directors
American Commercial Lines
Senior Advisor
Hogan & Hartson LLP

Senior Management

Anthony J. Orlando
President and Chief Executive Officer

John M. Klett
Executive Vice President and Chief Operating Officer

Mark A. Pytosh
Executive Vice President and Chief Financial Officer

Timothy J. Simpson
Executive Vice President, General Counsel and Secretary

Paul Gilman
Senior Vice President and Chief Sustainability Officer

Michael A. Wright
Senior Vice President and Chief Human Resources Officer

Thomas E. Bucks
Vice President and Chief Accounting Officer

Seth Myones
President, Americas
Covanta Energy Corporation

Scott W. Whitney
President, Europe
Covanta Energy Corporation

Allard M. Nooy
President, Asia Pacific
Covanta Energy Corporation

In 2009, our Chief Executive Officer submitted to the New York Stock Exchange ("NYSE") the annual certification regarding Covanta's compliance with the NYSE's corporate governance listing standards, stating that he was not aware of any violation of the NYSE corporate governance listing standards. In addition, our Chief Executive Officer and Chief Financial Officer provided all certifications required by the U.S. Securities and Exchange Commission regarding the quality of Covanta's public disclosures in its reports during 2009.

Shareholder Information

Corporate Office
Covanta Holding Corporation
40 Lane Road
Fairfield, NJ 07004
www.covantaholding.com

Independent Accountants and Auditors
Ernst & Young LLP
Metropark, NJ

Investor Services
If you have questions regarding security ownership or would like to request printed information, including the most recent Form 10-K, please contact the Company's Investor Relations Department. Write to the corporate office address, *Attention: Investor Relations Department*, or call 973.882.7001.

Please send change of address notices directly to the Transfer Agent.

Transfer Agent
American Stock Transfer and Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
800.937.5449
718.921.8124
718.236.2641 Fax

Overnight Address
American Stock Transfer and Trust Company
Operations Center
6201 15th Avenue
Brooklyn, NY 11219

This 2009 Annual Report to Shareholders ("2009 Annual Report") contains an overview of our business, as well as information regarding our operations during fiscal 2009 and other information that our shareholders may find useful. Our 2009 Annual Report includes certain items from our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission ("SEC") on February 22, 2010 (the "2009 Form 10-K"). Please note, however, that the 2009 Form 10-K is not incorporated by reference into this 2009 Annual Report.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this 2009 Annual Report may constitute "forward-looking" statements as defined in Section 27A of the Securities Act of 1933 (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), the Private Securities Litigation Reform Act of 1995 (the "PSLRA") or in releases made by the Securities and Exchange Commission ("SEC"), all as may be amended from time to time. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Covanta and its subsidiaries, or general industry or broader economic performance in global markets in which Covanta operates or competes, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements that are not historical fact are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the words "plan," "believe," "expect," "anticipate," "intend," "estimate," "project," "may," "will," "would," "could," "should," "seeks," or "scheduled to," or other similar words, or the negative of these terms or other variations of these terms or comparable language, or by discussion of strategy or intentions. These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the "safe harbor" provisions of such laws. Covanta cautions investors that any forward-looking statements made by Covanta are not guarantees or indicative of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements with respect to Covanta, include, but are not limited to, the risk that Covanta may not successfully close its announced or planned acquisitions or projects in development and those factors, risks and uncertainties that are described in periodic securities filings by Covanta with the SEC. Although Covanta believes that its plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, actual results could differ materially from a projection or assumption in any forward-looking statements. Covanta's future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties. The forward-looking statements contained in this 2009 Annual Report are made only as of the date hereof and Covanta does not have or undertake any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

Performance Graph

The following graph sets forth a comparison of the yearly percentage change in the Company's cumulative total stockholder return on common stock with the Standard & Poor's 500 Stock Index* and the Dow Jones Waste & Disposal Services Index ("DJ Waste & Disposal Services Index").** The foregoing cumulative total returns are computed assuming (a) an initial investment of $100, and (b) the reinvestment of dividends at the frequency which dividends were paid during the applicable years. The Company has never paid any dividends on shares of common stock. The graph below reflects comparative information for the five fiscal years beginning with the close of trading on December 31, 2004, and ending December 31, 2009. The stockholder return reflected below is not necessarily indicative of future performance.



$375
$300
$225
$150
$75
$0
12/04
6/05
12/05
6/06
12/06
6/07
12/07
6/08
12/08
6/09
12/09
Covanta Holding Corporation
Standard & Poor's 500 Stock Index
DJ Waste & Disposal Services Index

* The Standard & Poor's 500 Stock Index is a capitalization-weighted index of 500 stocks designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

** The DJ Waste & Disposal Services Index is maintained by Dow Jones & Company, Inc. As described by Dow Jones, the DJ Waste & Services Index consists of providers of pollution control and environmental services for the management, recovery and disposal of solid and hazardous waste materials, such as landfills and recycling centers.

About the Production of this Book

Printing This book was printed in its entirety using the latest ultraviolet (UV) technology. UV inks do not produce harmful by-products like standard printing inks. This eliminates the need for solvents that release volatile organic compounds (VOCs) into the atmosphere. Empty ink containers require no special disposal method and UV printed material can be safely recycled. The printer of this book is certified by the Forest Stewardship Council (FSC), ensuring that it meets the highest standards of responsible forest management.


FSC

Paper This was printed on ENVIRONMENT® Papers Ultra Bright White from Neenah Paper, containing 80% minimum post consumer fiber, manufactured entirely with 100% Certified Renewable Energy and made Carbon Neutral Plus. This paper is Green Seal™ and Forest Stewardship Council™ (FSC) certified ensuring responsible forest management. Neenah Paper is an EPA Green Power Partner and a member of the Chicago Climate Exchange.


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SW-COC-001613
© 1996 Forest Stewardship Council
FSC

MADE CARBON NEUTRAL PLUS
NEENAH PAPER

PROUDLY PRINTED ON

Design: Petrick Design, Chicago. Front cover and pages 8–9 photography: Ron Wu.

COVANTA

ENERGY

for a cleaner world

www.covantaholding.com